John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

May 29, 2018

Courtney Lindsay

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re: GD Entertainment & Technology, Inc.

Offering Statement on Form 1-A

File No. 024-10811

Dear Courtney:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 15, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Form 1-A Business, page 35

1.	We note your added disclosure in response to our prior comment 2. Please further revise to limit your discussion to a plain-English description of the federal, New York and New Jersey regulations that will affect your Cryptocurrency ATM line of business. Such discussion should clearly identify the expected costs and timing for compliance.

The disclosure now reads as follows:

ATM Overview

GD Entertainment & Technology, Inc. intends to operate automated cryptocurrency kiosks, which would meet the definition of a money services business, money transmitter, as defined by FinCEN (FIN-2013-G001).

GD Entertainment & Technology, Inc. understands that it must meet several federal and state regulatory requirements and compliance expectations. These requirements and expectations, as well as commensurate costs and timing, are outlined below.

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Federal

I.	As a money transmitter, GD Entertainment & Technology, Inc. is required to register with FinCEN as a money services business, money transmitter. The process involves completing Form 107 and establishing an account with FinCEN’s BSA E-Filing System. The former is an electronic registration form, while the latter is a secure electronic portal through which GD Entertainment & Technology, Inc. shall submit certain filings to FinCEN (e.g., Currency Transaction Report, Suspicious Activity Report).

Cost – There is no fee associated with FinCEN registration. We’re told that the registration process referenced above may be completed online in approximately 30 to 60 minutes.

Timing – As it is a registration and not a permission-based license, FinCEN typically processes money transmitter registrations within one week.

II.	In so registering with FinCEN, GD Entertainment & Technology, Inc. understands that money transmitters are obligated to fulfill several requirements, most notably the following:

•	Establish and implement a written AML compliance program – The program shall address the four-pillars of a successful AML Program: 1) development of internal policies, procedures, and related controls; 2) designation of a BSA Compliance Officer; 3) an ongoing, relevant and targeted AML training program; and, 4) an independent audit of its AML program.

Cost – GD Entertainment & Technology, Inc. was quoted $5,500 for preparation of its written AML compliance program. GD Entertainment & Technology, Inc. estimates similar costs associated with an independent audit of its AML program.

Timing – It is estimated that the written AML compliance program may be prepared in approximately 30-35 days. Thereafter, GD Entertainment & Technology, Inc. shall allocate approximately an additional 20-30 days to review, propose and submit any changes to the AML program, fulfill the initial AML training requirements therein, and otherwise finalize the documents. It may take up to 60 days to complete an independent AML audit. The timeframe for the audit is subsequent to and non-concurrent with the preparation and integration of GD Entertainment & Technology, Inc.’s AML program.

•	Recordkeeping: Retaining customer and transactional records for a period of no less than five (5) years, or longer under certain circumstances.

•	Reporting: Submitting certain filings through the BSA E-Filing System, including but not limited to Currency Transaction Reports (CTRs) and Suspicious Activity Reports (SARs)

Cost – Based on its business model, GD Entertainment & Technology, Inc. estimates a BSA Compliance Officer salary of $75,000-$125,000, and an hourly wage of $45-$55 per hour for AML compliance personnel. GD Entertainment & Technology, Inc. shall retain a BSA Compliance Officer and an AML analyst upon inception of its cryptocurrency kiosk service offering. Further, GD Entertainment & Technology, Inc. shall allocate an additional $1,000-$3,000 per month for AML, sanctions screening, blockchain analytics, and other automated compliance SaaS tools.

Timing – Fulfilling these ongoing compliance requirements and those documented within the written AML program (e.g., transaction monitoring, customer due diligence) is a daily activity. GD Entertainment & Technology, Inc. understands that this requires devoting several hours per day specifically and exclusively to AML compliance. The vetting and onboarding of BSA/AML compliance personnel and software vendors may take approximately 60 days.

•	State money transmitter licensing: FinCEN requires that money transmitters obtain a state money transmitter license from every state within which it maintain operations and conducts business, if applicable. (See below.)

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State

State money transmitter licensing is permission-based, unlike FinCEN registration. However, several states have not yet made a determination as to licensure and/or have elected not to require cryptocurrency kiosk operators to obtain money transmitter licensing, subject to the operator’s business model. Generally, within these states, the kiosk operator must facilitate a direct and contemporaneous wallet-to-wallet transaction.

Other states have either applied existing money transmitter licensing requirements in whole or in part, or alternatively have adapted or developed specific requirements tailored to money transmitters engaged in the exchange of cryptocurrency.

GD Entertainment & Technology, Inc. proposes to operate cryptocurrency kiosks within New Jersey and New York.

New Jersey – Upon research, the New Jersey Department of Banking & Insurance (DFI) does not require kiosk operators to obtain a state money transmitter license for contemporaneous exchanges of cryptocurrency. Thus, prospective customers would directly purchase cryptocurrency from, or sell cryptocurrency to, GD Entertainment & Technology, Inc.’s wallet. Such exchanges may not involve the use of a third party to the transaction (e.g., cryptocurrency exchange), custody of funds, or a promise to make the funds available at a later time or different location.

Formal or informal exceptions are typically granted verbally via phone and in rare circumstances in writing via follow-up or summary email from the state regulatory authority. GD Entertainment & Technology, Inc. shall make contact with the DFI to verify it meets the qualifications for exemption, which the institution believes applies to its operations in New Jersey.

Cost – GD Entertainment & Technology, Inc. estimates formal correspondence between the DFI and its legal counsel, as well as the preparation of a legal memorandum in support thereof, will cost $1,500-$3,000.

Timing – Timing will vary and is largely driven by the responsiveness of the state regulatory authority, in this case the DFI. While difficult to predict, we’re told similar processes may in some cases take anywhere from less than a week to over a month.

New York – In 2015, the New York Department of Financial Services (NYDFS) published a “BitLicense Regulatory Framework”, rulemaking requiring financial institutions engaged in cryptocurrency exchange activities to obtain a license to transact business within New York and/or with New York residents. GD Entertainment & Technology, Inc. is required to obtain a state money transmitter license (“BitLicense”) with the NYDFS, and does not qualify for any known exceptions.

Upon research, the process of obtaining a BitLicense is both lengthy and extremely costly. Moreover, and importantly, maintaining licensure requires the licensee to implement and effectively execute risk management controls beyond AML (e.g., fraud prevention, data protection, consumer protection, etc.) and in excess of existing requirements and AML compliance expectations set at the federal level by FinCEN and the FFIEC.

Cost – GD Entertainment & Technology, Inc. has learned that licensees have spent anywhere from $100,000 to $250,000 to obtain the BitLicense, including application fee, time allocation, legal and compliance costs.

Timing – The application itself, namely preparing and compiling the appropriate documentation, is estimated to necessitate approximately 1,000 to 1,500 hours. The timing of application approval will be largely driven by the responsiveness of the NYDFS. GD Entertainment & Technology, Inc. has learned that the process for obtaining licensure may potentially take anywhere from 12 to 36 months from the date of application.

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.

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